[Letter Head of TV Azteca]

                           AZTECA AMERICA NETWORK ADDS
                           TWO NEW AFFILIATES IN TEXAS

      --San Antonio and Victoria Increase Azteca America Coverage to 56%--


FOR IMMEDIATE RELEASE
---------------------

Mexico City, March 10, 2003--TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that Azteca America, the company's wholly owned broadcasting network focused on the U.S. Hispanic market, has added two new affiliates in San Antonio and Victoria, Texas with no associated equity investment from TV Azteca.

With the addition of two new affiliates in Texas, KTDF Channel 18 in San Antonio and KBGS Channel 51 in Victoria, Azteca America now reaches 56% of the U.S. Hispanic market.

"Texans know quality  Spanish-language  programming when they see it," said Luis
J. Echarte, Azteca America's President and Chief Executive Officer. "Our newscasts and talk shows, novelas and sports shows are unmatched in the US Hispanic market. We remain on track to becoming a major player in U.S. Hispanic television, as more viewers are switching to Azteca America," added the executive.

Texas is home to about one fifth of all US Hispanic residents, over 80% of whom are of Mexican origin.

The new affiliates are added to Azteca America's 18 existing markets, including Los Angeles, New York, Miami, Houston, San Francisco-Oakland-San Jose, Albuquerque, Fresno-Visalia, Sacramento-Stockton-Modesto, Orlando, Austin, Las Vegas, Bakersfield, West Palm Beach-Ft. Pierce, Salt Lake City, Santa Barbara, Palm Springs, Wichita and Reno.

Company Profile
----------------

     TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks, Azteca 13 and Azteca 7, through 554 owned transmitters across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               Investor Relations:



       Bruno Rangel                                     Rolando Villarreal
      5255 3099 9167                                     5255 3099 0041
   jrangelk@tvazteca.com.mx                         rvillarreal@tvazteca.com.mx


                                Media Relations:

                                 In Los Angeles

                          Carmen Lawrence or Sonia Pena
                               Weber Shandwick
                               310-407-6570 or
                               310-407-6589
             clawrence@webershandwick.com, spena@webershandwick.com


                                 In Mexico City

                        Daniel McCosh or Tristan Canales
                                                  (011)5255-3099-0059 or
                                 5255-3099-1441
                dmccosh@tvazteca.com.mx, tcanales@tvazteca.com.mx